UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 1-35166

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOME & SECURITY RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS HOME & SECURITY, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Home & Security Retirement Savings Plan

December 31, 2013 and 2012

Exhibit 23.1—Consent of Independent Registered Public Accounting Firm—Grant Thornton LLP

Note: Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because such supplemental schedules are not applicable to the Fortune Brands Home & Security Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative

Committee of Fortune Brands Home & Security, Inc.:

We have audited the accompanying statements of net assets available for benefits of Fortune Brands Home & Security Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013, and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 27, 2014

Fortune Brands Home & Security Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

(Dollars in thousands)

	2013	2012
Assets
Plan’s interest in Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net assets	$473,724	$384,064
Receivables
Company contributions	4,506	2,463
Participant contributions	343	114
Notes receivable from participants	6,997	6,503

Total receivables	11,846	9,080

NET ASSETS AVAILABLE FOR BENEFITS	$485,570	$393,144

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2013 and 2012

(Dollars in thousands)

	2013	2012
Additions
Allocated share of Fortune Brands Home & Security, Inc.
Defined Contribution Master Trust net investment income	$82,210	$51,950
Interest income on notes receivable from participants	237	226
Company contributions	14,238	10,997
Participant contributions	24,001	20,629
Rollover contributions	2,620	2,455

Total additions	123,306	86,257
Deductions
Benefits paid to participants	31,144	25,581

Net increase prior to transfers	92,162	60,676
Net transfers into the Plan (See Note C)	264	380

NET INCREASE	92,426	61,056
Net assets available for benefits
Beginning of period	393,144	332,088

End of period	$485,570	$393,144

The accompanying notes are an integral part of these statements.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

General

The Fortune Brands Home & Security Retirement Savings Plan (the “Plan”) is a tax-qualified defined contribution retirement plan which was established on October 4, 2011 and covers eligible employees of Fortune Brands Home & Security, Inc. (“Home & Security” or “FBHS”) and each of its operating subsidiaries. The Plan is designed to encourage and facilitate systematic savings and investment by eligible employees for their retirement. The Plan is maintained by FBHS and is intended to comply with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

FBHS and each of its operating company subsidiaries participating in the Plan are referred to collectively as the “Companies” and individually as a “Company.” Operating company subsidiaries that participated in the Plan during the years ended December 31, 2013 and 2012 include: MasterBrand Cabinets, Inc.; Moen Incorporated (“Moen”); Therma-Tru Corp., which includes Fypon LLC (“Therma-Tru”); Master Lock Company LLC; Waterloo Industries, Inc.; and Fortune Brands Windows, Inc., which includes Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc. and SimEx, Inc.

The financial statements present the net assets available for benefits as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years ended December 31, 2013 and 2012. The assets of the Plan are included in a pool of investments known as the Fortune Brands Home & Security, Inc. Defined Contribution Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee”).

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Contributions

Plan contributions are held by the Trustee and accumulated in individual participant accounts. Pursuant to the terms of the Plan, participants may make tax-deferred contributions under Section 401(k) of the Code of up to 50% of “eligible compensation” (as defined under the Plan), subject to lower limits for “highly compensated employees” (as defined under the Code) who participate in the Plan. Each participant’s annual tax-deferred contributions are limited by the Code to $17.5 in 2013 and $17 in 2012. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect to make additional unmatched, pretax “catch up” contributions of up to $5.5 in 2013 and 2012.

The Plan also permits each participant to make after-tax contributions to the Plan, and if a participant reaches the dollar limitation on tax-deferred contributions, the participant may elect to have the tax-deferred contributions automatically switch to after-tax contributions. However, the sum of tax-deferred contributions and after-tax contributions may not exceed 50% of eligible compensation (lower limitations apply to participants who are highly compensated employees).

Participants eligible to make tax-deferred contributions may roll over balances from another eligible tax-qualified retirement plan or individual retirement account into the Plan. Eligible employees who have neither enrolled in the Plan nor affirmatively declined enrollment in the Plan become automatically enrolled and are deemed to have elected to make tax-deferred contributions equal to 3% of their eligible compensation. In addition, participants who are automatically enrolled by FBHS have their contribution rate

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

increased by 1% (unless it would cause the participant’s deferral rate to exceed 6%) on the first payroll period for which it is administratively feasible following May 1 of each year unless they affirmatively declined participation in the automatic increase program. Participants that affirmatively elect to participate in the automatic deferral increase program may elect to increase their contributions by between 1% and 6% each year until they reach the maximum allowable percentage described above. Participants may elect to change or discontinue their participation in the automatic enrollment and automatic deferral rate increase programs at any time.

The Companies, except Therma-Tru, provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective pre-tax contributions. Therma-Tru provides a Qualified Nonelective Contribution (“QNEC”) each payroll period in an amount equal to 3% of compensation on behalf of each of its employees who is an eligible participant.

Both FBHS and Moen made profit-sharing contributions on behalf of each of their eligible employees in 2013 and 2012. Therma-Tru has the discretion to make profit-sharing contributions to eligible participants in addition to QNECs in a given year. In 2013 and 2012, Therma-Tru made a profit-sharing contribution to eligible participants. For more information on the amount of contributions to be provided by each Company, refer to the Plan document, which is available from the Plan administrator.

Participants may direct the investment of their accounts in the available investment funds under the Plan. The Plan makes various investment funds available to participants, including Company stock fund, which gives participants the option to own shares of FBHS Common Stock. The Plan designates the Fortune Brands Home & Security Common Stock Fund of the Plan as being held by an employee stock ownership plan (“ESOP”).

On October 4, 2011, FBHS separated from Fortune Brands, Inc. (“Fortune” or “Former Parent”) and Fortune was renamed Beam Inc. When the Plan was established on October 4, 2011, FBHS established the Fortune Brands Home & Security Common Stock Fund (“FBHS Stock Fund”) and the Beam Inc. common stock fund (“Beam Stock Fund”). At the time of the separation, participants who were invested in the Former Parent’s common stock fund under the Former Parent’s retirement savings plan received one share of Home & Security Common Stock in the FBHS Stock Fund and one share of Beam Inc. common stock in the Beam Stock Fund for every share of Fortune common stock held. Shares of FBHS and Beam Inc. were transferred to the Plan from the Former Parent’s plan in kind.

The Beam Stock Fund was eliminated as an available investment option under the Plan effective June 29, 2012. Participants invested in the Beam Stock fund had until June 29, 2012 to sell their shares and invest their proceeds in any of the other available investment options under the Plan. If participants did not otherwise make a new investment election to apply to the funds previously invested in the Beam Stock Fund, the Plan invested the proceeds of the sale in a default investment.

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions and QNECs, plus earnings on those contributions. Vesting in the Company matching contribution plus earnings on those contributions occurs upon on the earliest of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of service; (2) death; (3) termination of employment due to

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, or (6) after one year of service. Certain employer groups have varying vesting schedules, outlined in the Plan document, as described below.

FBHS participants vest in annual profit-sharing contributions plus related earnings upon the earliest occurrence of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of vesting service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, or (6) years of service as summarized below:

Number of years of service	Percentage vested
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

Moen participants vest in annual profit-sharing contributions plus related earnings upon the earliest occurrence of the following: (1) retirement under a Company pension plan or after attainment of age 55 and 10 years of vesting service; (2) death; (3) termination of employment due to disability; (4) attainment of normal retirement age (generally 65); (5) termination of employment without fault, or (6) after three years of service or under any earlier event described above.

Therma-Tru participants are 100% vested in the Therma-Tru profit-sharing account at all times.

Forfeitures

On December 31, 2013 and 2012, forfeited non-vested accounts totaled $83 and $34, respectively. These accounts will be used to reduce future Company contributions or will be used to pay Plan expenses. Company contributions were reduced by $58 and $132 during the years ended December 31, 2013 and 2012, respectively, from forfeited non-vested accounts. No Plan expenses were paid from forfeited non-vested accounts during the years ended December 31, 2013 and 2012.

Notes Receivable from Participants

A participant may apply for up to two loans of at least $1 each from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts). Loan amounts may not exceed the lesser of one-half of the participant’s vested balance or $50 where the $50 maximum is reduced by the participant’s highest outstanding loan balance on any loans during the preceding twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence, in which case the term of the loan shall not exceed ten years.

Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid evenly over the term of the loan.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

Distributions and Withdrawals

Benefits are payable from a participant’s account upon a participant’s death, retirement or other termination of employment and are generally payable in a lump sum or in installment payments, with the exception of money purchase amounts from prior plans, which can be distributed in annuity form. The Plan also permits in-service withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan, who have attained age 59-1/2, or who are performing qualified military service as described in the Plan. Eligible rollover distributions may be rolled over into a traditional or Roth IRA.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of the Plan’s financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the changes in net assets available for Plan benefits and, when applicable, the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reflected at fair value. Fair value is defined as the price that would be received (i) to sell an asset or (ii) paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk.

The Plan’s management established a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Interest bearing cash: Valued at cost plus earnings from investments for the period, which approximates fair market value due to the short-term duration.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end, which is obtained from an active market.

Collective trust funds: Valued at the NAV of units of each bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less their liabilities. This practical expedient is not used when it is determined to be probable that a fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations would be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

See Note D – Investment in Master Trust for the investments held in the Master Trust as of December 31, 2013 and 2012, by level within the fair value hierarchy.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized (depreciation) appreciation, along with dividend income and interest income not from notes receivable from participants are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands Home & Security, Inc. Defined Contribution Master Trust investment income.

Benefits Paid to Participants

Distributions and withdrawals are recorded when paid.

Operating Expenses

Certain investment expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Master Trust investment income. Participants’ accounts are directly charged for certain administrative expenses and any remaining expenses are paid directly by the Plan Administrator’s service credits.

NOTE C—TRANSFERS TO AND FROM THE PLAN

Transfers between the Plan and the Fortune Brands Home & Security Hourly Employee Retirement Savings Plan occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies (“status change transfers”). Transfers to the Plan were $684 and $445 during the years ended December 31, 2013 and 2012, respectively. Transfers from the Plan were $420 and $65 during the years ended December 31, 2013 and 2012, respectively.

NOTE D—INVESTMENT IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Trust, plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. Investment income relating to the Master Trust is allocated to the individual plans on a prorated basis. The Plan had a total beneficial interest of approximately 76.36% and 75.70% in the Master Trust’s net assets at December 31, 2013 and 2012, respectively.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

The Master Trust’s net assets at December 31, 2013 and 2012 are as follows (in thousands):

	2013	2012
Assets
Investments, at fair value
Interest bearing cash	$30,481	$32,078
Mutual funds	346,680	278,798
Collective trust funds	216,203	180,169
Common Stock	26,906	16,255

Total investments	620,270	507,300
Due from brokers	86	41

Net assets of the Master Trust available for benefits	$620,356	$507,341

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2013 and 2012, are as follows (in thousands):

	2013	2012
Net appreciation in fair value
Mutual funds	$56,507	$29,121
Collective trust funds	24,627	18,753
Common Stock	9,940	10,398

Net appreciation in fair value of investments of the Master Trust	91,074	58,272
Interest income	7	260
Dividend income	12,570	8,828
Administrative expenses	(694)	(945)

Master Trust net investment income	$102,957	$66,415

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2013 and 2012 (in thousands):

	2013
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$30,481	$—	$—	$30,481
Mutual funds
U.S. large cap equity	177,859	—	—	177,859
U.S. small cap equity	65,709	—	—	65,709
International equity	44,512	—	—	44,512
Core fixed income	58,600	—	—	58,600

Total mutual funds	346,680	—	—	346,680
Collective trust funds
Lifepath (a)	—	216,203	—	216,203
Common Stock
Fortune Brands Home & Security, Inc.	26,906	—	—	26,906

Total investments at fair value	$404,067	$216,203	$—	$620,270

	2012
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$32,078	$—	$—	$32,078
Mutual funds
U.S. large cap equity	135,044	—	—	135,044
U.S. small cap equity	43,029	—	—	43,029
International equity	33,726	—	—	33,726
Core fixed income	66,999	—	—	66,999

Total mutual funds	278,798	—	—	278,798
Collective trust funds
Lifepath (a)	—	180,169	—	180,169
Common Stock
Fortune Brands Home & Security, Inc.	16,255	—	—	16,255

Total investments at fair value	$327,131	$180,169	$—	$507,300

(a)	The collective trust funds are valued at their December 31, 2013 and 2012 net asset value per share as provided by the funds’ administrator. The investment strategy of these funds is to maximize total return with a risk level that may be appropriate for each fund’s particular timeframe by holding a mix of stocks and fixed income instruments and gradually shifting to a conservative risk level at the end of the timeframe. Redemption from these funds is permitted with 30-days notice.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investments in any combination of stocks, mutual funds and collective trust funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

NOTE F—TAX STATUS

The Company submitted an application with the Internal Revenue Service (“IRS”) for determining that the Plan and related trust are designed in accordance with applicable sections of the Code. As of December 31, 2013, the Company had not received a response from the IRS. See Note I – Subsequent Events for information relating to the IRS’s determination that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan is not currently under audit for 2011 (the year the Plan was incepted).

NOTE G—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of FBHS Common Stock.

Fees have been paid to Fidelity by the Plan or the Plan Administrator for recordkeeping and investment management services for the years ended December 31, 2013 and 2012.

Fortune Brands Home & Security Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

December 31, 2013 and 2012

(Dollars in thousands)

NOTE H—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time. FBHS, as Plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

NOTE I—SUBSEQUENT EVENTS

On April 24, 2014, the IRS determined and informed the Plan by letter, that the Plan and related trust are designed in accordance with applicable sections of the Code.

Management of the Plan has evaluated subsequent events and there were no additional material subsequent events that required recognition or additional disclosures in these statements.

Fortune Brands Home & Security Retirement Savings Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

(Dollars in thousands)

(a)	(b) (c) Description and identity of issue, borrower, lessor or similar party	(d) Cost**	(e) Current value
*	Loans to participants—Interest rates ranging from 3.25% to 10.25%		$6,997

			$6,997

*	Indicates a party-in-interest to the Plan.
**	Cost information omitted for investments that are fully participant directed.

Fortune Brands Home & Security Retirement Savings Plan

SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2013

(Dollars in thousands)

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included:	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$2.3	$—	$2.3	$—	$—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY RETIREMENT SAVINGS PLAN

June 27, 2014	By:	/s/ Edward A. Wiertel
Edward A. Wiertel, Senior Vice President-Finance
Employee Benefits Administrative Committee of Fortune Brands Home & Security, Inc.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.